                                                            Exhibit (a)(1)(vii)

                 Supplement to the Offer to Purchase for Cash
                            Dated November 6, 2000

                    All Outstanding Shares of Common Stock,
             Together With The Associated Rights Attached Thereto

                                      of

                             KENETECH Corporation

                                      at

                              $1.04 Net Per Share

                                      by

                                KC Merger Corp.
                         a wholly owned subsidiary of

                            KC Holding Corporation
                         a wholly owned subsidiary of

                        ValueAct Capital Partners, L.P.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
             TIME, DECEMBER 7, 2000, UNLESS THE OFFER IS EXTENDED.


   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 4 OF THIS SUPPLEMENT. YOU SHOULD READ THIS ENTIRE DOCUMENT AND THE OFFER TO PURCHASE PREVIOUSLY CIRCULATED CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES AND THE RIGHTS ATTACHED THERETO.

                               ----------------
                    The Information Agent For The Offer is:

                           MacKenzie Partners, Inc.
November 26, 2000

INTRODUCTION...............................................................   5

SPECIAL FACTORS............................................................   5
  1.Background of the Transaction; Past Contacts, Negotiations and
   Agreements..............................................................   5
  2.Purposes, Alternatives, Reasons, Effects and Plans.....................   7
  3.      Recommendation of the Special Committee and the Board of
          Directors of KENETECH; Fairness of the Transaction...............  10
  4.      Position of Parent, Purchaser, VAC and Mr. Lerdal as to the
          Fairness of the Offer and the Merger.............................  10
  5.      Interests of Certain Persons in the Offer and the Merger.........  11
  6.      Reports, Opinions, Appraisals and Negotiations...................  12

THE TENDER OFFER...........................................................  21
  1.      Terms of the Offer...............................................  21
  8.      Certain Information Concerning KENETECH..........................  21
  9.      Certain Information Concerning Purchaser and Parent..............  22
  12 Certain Conditions of the Offer.......................................  22
  13 Certain Legal Matters and Regulatory Approvals........................  23

SCHEDULE A Certain Information Concerning Purchaser, Parent and VAC........ A-1

                              SUMMARY OF THE OFFER

   KC Merger Corp. is offering to buy all outstanding shares of KENETECH Corporation's common stock, together with the associated rights attached thereto. The tender price is $1.04 per share, net to you in cash. Set out below are some of the questions that you, as a stockholder of KENETECH, may have and answers to those questions.

   The information in this Summary of the Offer is not complete. This Supplement, together with the Offer to Purchase and the Letter of Transmittal that were previously distributed to you, contain additional important information. We urge you to carefully read all of the material about our offer that is sent to you before you decide whether to accept our offer.

   WHO IS OFFERING TO BUY MY SECURITIES?

   Our name is KC Merger Corp. We are a Delaware corporation formed for the purpose of making this offer. We are a wholly owned subsidiary of KC Holding Corporation, a Delaware corporation. KC Holding Corporation is a wholly owned subsidiary of ValueAct Capital Partners, L.P., a Delaware limited partnership.

   WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

   We are offering to buy all of the outstanding shares of common stock of KENETECH.

   HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

   We are offering to pay $1.04 per share, net to you, in cash.

   WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

   No, tendering stockholders will not have to pay brokerage fees or commissions.

   DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

   ValueAct Capital Partners, L.P. will provide KC Holding Corporation with sufficient funds from its own resources to acquire all tendered shares or shares to be acquired pursuant to the merger. KC Holding Corporation will contribute these funds to KC Merger Corp. ValueAct Capital Partners, L.P. has guaranteed the performance by each of KC Holding Corporation and KC Merger Corp. of its covenants, duties and obligations under the merger agreement. See pages 42 and 43 of the Offer to Purchase.

   IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION OF WHETHER TO TENDER IN THE OFFER?

   We do not think that our financial condition is relevant to your decision of whether to tender shares and accept the offer because:

  .  the offer is being made for all outstanding shares solely for cash,

  .  the offer is not subject to any financing condition, and

  . if we consummate the offer, we will acquire all remaining shares for the same cash price pursuant to the merger.

   HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

   The offer will expire at 12:00 midnight, New York City time on December 7, 2000, unless we extend the offer.

   CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

   Yes, we may extend the offer if, among other reasons, the number of shares of KENETECH stock that have been validly tendered and not withdrawn represents less than 85% of the then issued and outstanding shares of KENETECH stock on a fully diluted basis, not including shares held by Mr. Mark D. Lerdal, KENETECH's Chairman, President and Chief Executive Officer. See pages 25 through 27 of the Offer to Purchase.

   HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

   If we are required to extend the offer, or if we otherwise decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

   WILL THERE BE A SUBSEQUENT OFFERING PERIOD?

   We do not currently intend to include a subsequent offering period for the offer, although we reserve our right to do so. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender their shares and receive the offer consideration.

   HOW WILL I BE NOTIFIED IF THERE IS A SUBSEQUENT OFFERING PERIOD?

   If we decide to provide a subsequent offering period, we will make a public announcement of our decision by 9:00 a.m., New York City time, on the next business day following the initial closing of the tender offer. See pages 26 and 27 of the Offer to Purchase.

   WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

   We are not required to complete the tender offer unless:

  . the number of tendered and not withdrawn shares represents at least 85% of the shares of KENETECH stock outstanding on a fully diluted basis as defined in the merger agreement, excluding shares held by Mr. Lerdal,

  .  there is no material adverse change in KENETECH or its business, and

  . there is no pending suit, action or proceeding before any court or governmental entity challenging the tender offer or proposed merger.

   The offer is also subject to a number of other conditions. See pages 43 through 44 of the Offer to Purchase.

   HOW IS KENETECH'S CHIEF EXECUTIVE OFFICER INVOLVED IN THE OFFER?

   On October 24, 2000, KC Holding Corporation and ValueAct Capital Partners, L.P. entered into a separate agreement with Mr. Mark D. Lerdal, the Chairman, President and Chief Executive Officer of KENETECH, pursuant to which Mr. Lerdal agreed to contribute all of his shares of KENETECH stock to KC Holding Corporation for shares of KC Holding Corporation stock. As a result, Mr. Lerdal will become a stockholder of KC Holding Corporation, owning approximately 35.3% of KC Holding Corporation, and will not receive any cash for the shares he contributes. He will, however, have the opportunity to share in any future growth of KENETECH, which following completion of the offer and the merger will be a wholly owned subsidiary of KC Holding Corporation. The shares to be contributed represent approximately 36% of the outstanding shares of KENETECH stock. See pages 35 and 36 of the Offer to Purchase.

   Simultaneously with entering into the merger agreement, we entered into a voting agreement with Mr. Lerdal in which Mr. Lerdal agreed not to tender his shares in the offer and to vote all of his shares in favor of the merger and the merger agreement and against any other takeover proposal.

   WHAT DOES THE KENETECH BOARD OF DIRECTORS THINK OF THE OFFER?

   We are making the offer pursuant to a merger agreement among us and KENETECH. The Board of Directors of KENETECH, with Mr. Lerdal abstaining, after receiving the recommendation of a special committee of the Board of Directors comprised solely of independent directors, has determined that the merger agreement and the transactions contemplated therein, including the offer and the merger, are fair to and in the best interests of KENETECH and its stockholders, and recommends that you tender your KENETECH shares in the offer. See pages 12 through 16 of the Offer to Purchase.

   WILL KENETECH CONTINUE AS A PUBLIC COMPANY?

   No. If the merger takes place, KENETECH will no longer be publicly owned. Even if the merger does not take place, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the common stock will no longer be eligible to be traded on the OTC Bulletin Board or other securities market, there may not be a public trading market for the common stock and KENETECH may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with SEC rules relating to publicly held companies.

   WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF KENETECH'S SHARES ARE NOT TENDERED IN THE OFFER?

   If the offer is successful, we will acquire any remaining shares of KENETECH stock in a later merger for $1.04 per share in cash as provided in a merger agreement entered into on October 25, 2000 among KC Holding Corporation, KC Merger Corp. and KENETECH. KENETECH stockholders will not have appraisal rights in the tender offer but will have appraisal rights in the merger.

   If we receive at least 85% of the then issued and outstanding shares of KENETECH stock, excluding shares held by Mr. Lerdal, and Mr. Lerdal contributes his shares to us as described below, we will own at least 90% of the outstanding shares of KENETECH stock. Our ownership of 90% or more of the outstanding shares of KENETECH stock will allow us to complete a "short-form" merger under applicable state law. This type of merger will not require approval by any KENETECH stockholder.

   IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

   Stockholders not tendering in the offer will receive pursuant to the merger the same amount of cash per share which they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares (other than the availability of certain appraisal rights) is that you will be paid earlier if you tender your shares in the offer.

   WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

   The closing bid price for a share of KENETECH stock was:

  . $0.71 on October 25, 2000, the last full trading day before we announced the execution of the merger agreement with KENETECH, and

  . $1.00 on November 24, 2000, the last trading day before the printing of this Supplement.

   Before deciding whether to tender your shares, you should obtain a current market quotation for the shares. See page 32 of the Offer to Purchase.

   HOW DO I TENDER MY SHARES?

   If you wish to accept the offer, this is what you must do:

  . If you are a record holder (and, therefore, a stock certificate has been issued to you) you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 28 through 30 of the Offer to Purchase.

  . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, MacKenzie Partners, Inc., at (212) 929-5500 for assistance.

  . If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

   UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

   If, after tendering your shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See pages 30 and 31 of the Offer to Purchase.

   If we decide to provide a "subsequent offering period," we will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered during any subsequent offering period. See pages 26, 27 and 31 of the Offer to Purchase.

   WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

   MacKenzie Partners, Inc. is acting as the information agent for our tender offer. You can contact MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or, if you live outside of the U.S. and Canada, at (212) 929-5500 (call collect).

To The Holders of Shares of Common Stock of KENETECH Corporation:

                                 INTRODUCTION

   The following information amends and supplements the Offer to Purchase dated November 6, 2000 (the "Offer to Purchase") of KC Merger Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of KC Holding Corporation, a Delaware corporation ("Parent"), pursuant to which Purchaser is offering to purchase all of the outstanding shares, together with the associated rights attached thereto issued pursuant to that certain Rights Agreement, dated May 4, 1999, as amended (the "Shares"), of common stock, par value $.000l per share (the "Common Stock"), of KENETECH Corporation, a Delaware corporation ("KENETECH"), at $1.04 per Share, net to the seller in cash (the "Per Share Amount"), without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the related Letter of Transmittal (which, together with any amendments or additional supplements thereto, collectively constitute the "Offer"). Parent is a wholly owned subsidiary of ValueAct Capital Partners, L.P., a Delaware limited partnership. VA Partners, L.L.C., a Delaware limited liability company, is the sole general partner of ValueAct Capital Partners, L.P. Unless the context requires otherwise, all references in the Offer to Purchase and this Supplement to "VAC" shall collectively refer to VA Partners, L.L.C. and ValueAct Capital Partners, L.P.

   This Supplement should be read in conjunction with the Offer to Purchase. This Supplement has been prepared to include additional information requested by the Commission in the course of its review of the Offer to Purchase and to disclose certain events that have occurred since the distribution of the Offer to Purchase. The terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal previously mailed to stockholders remain applicable in all respects to the Offer. Terms used but not defined have the meaning set forth in the Offer to Purchase.

   KENETECH has filed with the Commission and previously mailed to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). KENETECH is filing with the Commission an amendment to the
Schedule 14D-9 that attaches this Supplement and incorporates by reference this Supplement to the extent applicable. Accordingly, the following information shall be deemed to amend and supplement the Schedule 14D-9 to the extent applicable.

   THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY AND IN THEIR ENTIRETY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

   1. Background of the Transaction; Past Contacts, Negotiations and
Agreements

   The discussion set forth in "Special Factors--Background of the Transaction; Past Contacts, Negotiations and Agreements" is hereby amended and supplemented as follows:

   The second full paragraph on page 7 of the Offer to Purchase is hereby amended and supplemented to add the following to the end of such paragraph:

  Mr. Winn resigned from the Special Committee to avoid any appearance of impropriety arising from his affiliation with Terrasearch, Inc. Terrasearch had entered into a consulting agreement with KENETECH on January 1, 2000 that provided for cash payments and warrants to Terrasearch, and this agreement would be subject to renewal on December 31, 2000. For additional information regarding Mr. Winn and Terrasearch, see "Special Factors-- Interests of Certain Persons in the Offer and the Merger."

   The last sentence of the last paragraph on page 7 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

  The Special Committee also discussed with its legal counsel and representatives of Houlihan Lokey the possibility of enhancing the valuation of KENETECH by obtaining insurance for the deferred benefit for deconsolidated subsidiary losses liability reported on KENETECH's financial statements, which was established in connection with KENETECH's utilization of certain tax benefits generated by a subsidiary that was deconsolidated for financial statement purposes as a result of such subsidiary's bankruptcy.

   The first paragraph on page 9 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     Representatives of Houlihan Lokey met with representatives of VAC on September 15, 2000, to discuss the valuation approaches and underlying assumptions used in their respective valuations of KENETECH. During these discussions, VAC and Houlihan Lokey reviewed in general terms the methodology used by each to value certain of KENETECH's larger investments. The parties spent a significant amount of time discussing valuation approaches and underlying assumptions relating to KENETECH's investment in the Astoria energy project. Based upon these discussions, Houlihan Lokey revised one of its underlying assumptions relating to the cash flows to KENETECH as a result of the ability of the Astoria project to receive additional financing support from a third party. The meeting was concluded without the parties specifically addressing the value of KENETECH's investment in the Astoria project. Later that day, the Special Committee met with its legal counsel and Houlihan Lokey to receive Houlihan Lokey's report on those discussions. After discussing valuation issues with Houlihan Lokey, the Special Committee authorized Houlihan Lokey to make a counterproposal at $1.08 per Share. Counsel to the Special Committee contacted VAC's counsel to relay the proposal and to discuss other terms of the potential transaction.

   The last full paragraph on page 9 of the Offer to Purchase is hereby amended and supplemented to add the following to the end of such paragraph:

  In general, these discussions related to: (i) the terms upon which Mr. Lerdal would contribute his Shares to Parent, (ii) the composition of Parent's board of directors after the Merger and the need to have certain significant corporate transactions approved by all the members of the board, (iii) the appropriate procedure to resolve any disagreements between VAC and Mr. Lerdal on a going forward basis and (iv) the terms of Mr. Lerdal's employment agreement, including its duration, compensation arrangements and requirement that Mr. Lerdal permit VAC to participate in certain investment opportunities on a pro rata basis.

   The carryover paragraph at the top of page 10 of the Offer to Purchase is hereby amended and supplemented to add the following to the end of such paragraph:

  In addition, during this period Potter Anderson & Corroon LLP ("PAC") reviewed the following filings from the cause of action filed in the Delaware Court of Chancery styled Kohls v. Duthie, et. al.: (i) plaintiffs' first amended complaint; (ii) the briefs filed by all parties in support of and in opposition to defendants' motion to dismiss; (iii) the Court's opinion denying defendants' motion to dismiss; and (iv) defendants' application for certification of interlocutory appeal. In addition, PAC reviewed an affidavit from a representative of the seller of the shares at issue, in which the representative affirmed that he did not offer the shares to KENETECH and would not have recommended the sale of the shares to KENETECH for fear that such a transaction might be rescinded because of the possible legal impediments to KENETECH buying the shares, which rescission would have had adverse tax consequences to the seller. PAC also discussed the action with counsel for the defendants. PAC was not able to speak with plaintiffs' counsel due to the confidential nature of the negotiations between KENETECH and VAC. PAC considered whether the action was an asset of KENETECH, analyzed KENETECH's costs associated with the action and ultimately concluded that the plaintiffs in Kohls v. Duthie had a low probability of success. PAC discussed its assessment of Kohls v. Duthie with the Special Committee. PAC also shared its analysis and the basis for its analysis (as well as each of the documents referenced above) with Houlihan Lokey. Houlihan Lokey concluded and advised the Special Committee that, given PAC's analysis and advice as to the plaintiffs' low probability of success, the derivative claim added not more than $.01 per share of value to KENETECH.

   The third paragraph on page 10 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     Also on October 24, 2000, the Special Committee met with its legal counsel to review a revised draft of the Merger Agreement. At the meeting, the Special Committee's counsel discussed the terms of the Merger Agreement and the history and status of the negotiations. The Special Committee's counsel also noted the Special Committee members' earlier analysis and ultimate conclusion, based on discussions with insurance brokers and the terms of the preliminary proposal that had been received, that the contingent liability for which insurance had been considered could not be insured on reasonable terms. Counsel also discussed with the Special Committee, among other things, the duties of the Special Committee in considering the Merger Agreement. The meeting was then recessed to be reconvened the next day. During such meeting it was noted that none of VAC, Parent or Purchaser, or any of its representatives, were being requested to agree to seek to dismiss Kohls v. Duthie following the successful completion of the Offer and the Merger. The Special Committee did not believe, however, that it was likely that VAC would prosecute the action in plaintiffs' place.

   The following information is hereby added to page 11 of the Offer to Purchase immediately following the first paragraph thereon:

     On November 9, 2000, Robert L. Kohls and Louise A. Kohls moved to file a second amended and supplemental complaint in an action pending in the Court of Chancery of the State of Delaware in and for New Castle County styled Kohls v. Duthie, et. al. The plaintiffs request, among other things, that the Chancery Court: (i) issue a preliminary injunction enjoining the consummation of the Merger Agreement; (ii) enter a permanent injunction prohibiting the consummation of the Merger Agreement; and (iii) award plaintiffs their attorneys' fees, costs, and other expenses. A hearing on plaintiffs' application for preliminary injunction is scheduled for December 5, 2000, at 3:00 p.m. E.S.T. KENETECH has been informed that the individual named defendants intend to defend this action vigorously, and, to the extent that it does not involve derivative claims, KENETECH intends to defend this action vigorously. For additional information regarding this litigation, see "The Tender Offer--Certain Legal Matters and Regulatory Approval" included in this Supplement.

   2. Purposes, Alternatives, Reasons, Effects and Plans

   The discussion set forth in "Special Factors--Purposes, Alternatives, Reasons, Effects and Plans" is hereby amended and restated in its entirety to read as follows:

     Purposes. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, KENETECH. The Offer, as the first step in the acquisition of KENETECH, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Common Stock not purchased pursuant to the Offer or otherwise acquired by Parent or Purchaser. If, after consummation of the Offer and the contribution by Mr. Lerdal of the Contribution Shares, we own at least 90% of the Shares then outstanding, we believe that we will be able to cause the Merger to occur without a vote of KENETECH's stockholders. If, however, after consummation of the Offer, we own less than 90% of the Shares then outstanding, a meeting of KENETECH's stockholders will be required under applicable state law to adopt the Merger Agreement. In such event, however, we would own, as a result of the Minimum Condition being satisfied, enough Shares to adopt the Merger Agreement in accordance with the applicable state law and the Restated Certificate without the affirmative vote of any other stockholder.

     VAC believes that KENETECH's future business prospects can be improved through VAC's active participation in the strategic direction and operations of KENETECH. The principals of VAC have significant experience in making investments in small-capitalization public companies and implementing value-enhancing strategies such as recapitalizations, spin-offs, acquisition programs, management changes, business unit divestitures or closing and sale transactions. Although VAC has not reached any definitive conclusions as to its future plans for KENETECH, it believes that it will use such experience to enhance KENETECH's future value. In addition, VAC believes that its access to capital will provide KENETECH with development opportunities that it is not currently able to pursue.

     Alternatives. The following information has been provided to Parent, Purchaser, VAC and Mr. Lerdal by KENETECH:

     The Special Committee considered various alternatives to the Merger. These alternatives consisted of remaining independent and continuing the status quo, pursuing a sale to a strategic or financial buyer, making strategic acquisitions, and liquidating. These alternatives as analyzed by Houlihan Lokey for the purposes of issuing its fairness opinion are discussed in detail in "Special Factors--Background of the Transaction; Past Contacts, Negotiations and Agreements" and "--Reports, Opinions, Appraisals and Negotiations--Opinion of Houlihan Lokey." Before determining that the proposed Merger Agreement and the transactions contemplated thereby were fair to and in the best interests of KENETECH and its stockholders, and recommending that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, the Special Committee considered the following with respect to the alternatives:

    . With respect to the alternative of attempting to sell KENETECH to a strategic buyer or a financial buyer, the Special Committee considered the fact that no other bidder had come forward since KENETECH had announced it was considering strategic alternatives, and that the provisions of the Merger Agreement had been negotiated so as to not unreasonably deter other bidders from coming forward.

    . With respect to maintaining the status quo or attempting to make strategic acquisitions, the Special Committee believed that, among other things, KENETECH did not have the financial resources or access to capital to reach critical mass.

    . With respect to the alternative of liquidating KENETECH, the Special Committee noted that Houlihan Lokey, in rendering its fairness opinion, had qualitatively considered the liquidation of KENETECH's assets and determined that a possible range of resulting per Share values was $0.79 to $1.06. Based on the foregoing analysis and the uncertainties associated with liquidating KENETECH's assets, the Special Committee believed that the alternative of liquidation did not appear to be as favorable to KENETECH's stockholders as the Offer and the Merger.

     Reasons of Parent, Purchaser, VAC and Mr. Lerdal. Each of Parent, Purchaser, VAC and Mr. Lerdal believe that it is in KENETECH's best interest to operate as a privately held entity. From 1995 through the end of 1998, KENETECH experienced severe liquidity constraints. In an effort to relieve such constraints, KENETECH undertook to sell its assets. By the end of March 1999, KENETECH had disposed of substantially all its operating assets and, by the end of April 1999, had repaid substantially all of its indebtedness. As a result of its operating performance, KENETECH had been unable to access the public capital markets in recent years and each of Parent, Purchaser, VAC and Mr. Lerdal believe that it is unlikely that KENETECH could access such markets in the foreseeable future. Accordingly, the principal benefit of operating as a public company is not available to KENETECH. Similarly, due to the historical and recent market prices of the Common Stock and the low trading volume in the Common Stock, each of Parent, Purchaser, VAC and Mr. Lerdal believe that it is unlikely that KENETECH could use its Common Stock to fund acquisitions. Furthermore, many of the project development activities currently conducted by KENETECH are highly speculative, require significant capital expenditures and may take years to mature. As a privately held entity, KENETECH will be able to make decisions that may negatively affect quarterly earnings but that may increase the value of KENETECH's assets or earnings over the long-term. In a public company setting, it is difficult to make decisions that could negatively affect earnings when the result of those decisions could significantly reduce per share price.

     In addition, after the Merger, KENETECH will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which will allow KENETECH to eliminate the time devoted by its management and certain other employees to matters which relate exclusively to KENETECH being a publicly held company. "Going-private" will also reduce certain other costs which relate to being a public company, including the costs of certain accounting, auditing and legal activities, the cost of preparing, printing and mailing corporate reports and proxy statements, and the expense of a transfer agent.

     These assessments are based upon publicly available information regarding KENETECH and VAC's due diligence investigation or knowledge of KENETECH and the experience of the principals of VAC in investing in or managing public companies generally. While VAC believes that there will be significant opportunities associated with its investment in KENETECH, it realizes that there are also substantial and significant risks that such opportunities may not be fully realized.

     Effects. As a result of the Offer and the Merger, the entire equity interest in KENETECH will be owned indirectly by VAC and Mr. Lerdal through their ownership of Parent. It is anticipated that following the Merger, VAC will own approximately 64.7% of Parent's outstanding common stock and Mr. Lerdal will own approximately 35.3% of Parent's outstanding common stock. The other stockholders of KENETECH (the "Public Stockholders") will no longer have any interest in, and will not be stockholders of, KENETECH, and therefore, will not participate in KENETECH's future earnings and potential growth. Instead, the Public Stockholders will have the right to receive $1.04 in cash, without interest, for each Share held (other than Shares for which appraisal rights have been perfected).

     To the extent that Mr. Lerdal receives shares of Parent common stock for the Contribution Shares, he will have the ability to participate in KENETECH's future earnings and potential growth. However, to the extent that Mr. Lerdal receives shares of Parent for the Contribution Shares, he will also bear the risk of any decreases in the value of KENETECH. The reduction of Mr. Lerdal's ownership percentage from 35.6% of the outstanding Shares prior to the consummation of the Offer and the Merger to 35.3% of Parent shares thereafter will reduce his interest in KENETECH's book value as of November 15, 2000 from $9,321,566 prior to the consummation of the Offer and the Merger to $9,266,501 thereafter (with no adjustment made for goodwill). Likewise, Mr. Lerdal's interest in KENETECH's net earnings for the period ending November 15, 2000 will decrease from $249,206 prior to the consummation of the Offer and the Merger to $247,733 thereafter.

     An equity investment in Parent following the Merger will involve substantial risk resulting from the limited liquidity of any such investment and the highly speculative nature of KENETECH's project development activities. Nonetheless, if KENETECH successfully executes its business strategy, the value of such an equity investment could be considerably greater than the original cost thereof. See "The Tender Offer--Possible Effects of the Offer on the Market for the Shares and Exchange Act Registration."

     In addition, the Common Stock will no longer be traded as an over-the-counter equity security on the OTC Bulletin Board and price quotations for sales of Shares in the public market will no longer be available. The registration of the Common Stock under the Exchange Act will terminate and KENETECH will no longer file periodic or annual reports. KENETECH's officers, directors and the owners of more than 10% of the Common Stock will no longer be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

     Plans For KENETECH. Pursuant to the Merger Agreement, upon completion of the Offer, we intend to effect the Merger in accordance with the terms and conditions of the Merger Agreement.

     The Merger Agreement provides that, effective upon the consummation of the Offer, Purchaser will be entitled to designate a number of directors (rounded up to the nearest whole number) to the Board in proportion to the percentage of the total number of outstanding Shares owned by Parent and its affiliates.

     Except as otherwise described in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, we have no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving KENETECH; (b) a sale or transfer of a material amount of assets of KENETECH; or (c) any other material change in KENETECH's corporate structure or business.

     Nevertheless, we may initiate a review of KENETECH and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and coordinate the activities of KENETECH and Parent. Furthermore, in connection with our ongoing review of KENETECH's long term strategy, we may, in the future, consider transactions such as the disposition or acquisition of material assets, alliances, joint ventures, other forms of co-operation with third parties or other extraordinary transactions affecting KENETECH or its operations. To minimize future tax liability, Parent expects to distribute to its stockholders the excess cash generated by KENETECH, if any.

   3. Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction

   The discussion set forth in "Special Factors--Recommendation of the Special Committee and the Board of Directors of KENETECH; Fairness of the Transaction" is hereby amended and supplemented as follows:

   The following information is hereby added to page 14 of the Offer to Purchase immediately following the sixth bullet point therein:

  . The Per Share Amount exceeds the book value per Share of KENETECH of $0.80 as of June 30, 2000 and $0.79 as of December 31, 1999.

  . The Per Share Amount exceeds the price per Share of $0.66-$0.85 paid by KENETECH in connection with the stock repurchase program and other repurchases of Shares, as described in the Offer to Purchase under "Special Factors--Background of the Transaction; Past Contacts, Negotiations and Agreements" and in "Schedule B" to the Offer to Purchase under the heading "Purchase of Shares."

  . The Special Committee noted that Houlihan Lokey, in rendering its fairness opinion, had qualitatively considered the liquidation of KENETECH's assets and determined that a possible range of resulting per Share values was $0.79 to $1.06. Based on the foregoing analysis and the uncertainties associated with liquidating KENETECH's assets, the Special Committee believed that the alternative of liquidation did not appear to be as favorable to KENETECH's stockholders as the Offer and the Merger.

   The fourth bullet point on page 15 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

  . Certain members of the Board and KENETECH's management may have interests in the Offer and the Merger that are in addition to those of KENETECH's other stockholders. For additional information regarding the interests of certain members of the Board and KENETECH's management in the Offer and the Merger, see "--Interests of Certain Persons in the Offer and the Merger."

   4. Position of Parent, Purchaser, VAC and Mr. Lerdal as to the Fairness of the Offer and the Merger

   The first bullet point on page 17 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

  . The historical and projected financial performance of KENETECH and its financial results, including its current liquidity situation, its recent operating losses and highly uncertain nature of its future projected performance due to the highly speculative nature of its development activities.

   The following information is hereby added to page 17 of the Offer to Purchase immediately following the last bullet point thereon:

  . The Per Share Amount represents an amount in excess of the historical bid quotations for the Common Stock since at least the beginning of 1998.

  . The Per Share Amount represents an amount in excess of the prices paid by KENETECH in connection with its previous repurchases of the Common Stock since January 1, 1998.

  . The Per Share Amount represents an amount in excess of the net book value per share of $0.80 as of June 30, 2000 and $0.79 as of December 31, 1999.

  . During the last two years, KENETECH has not received any firm offers relating to a merger or consolidation, sale or other transfer of all or a substantial part of its assets or a purchase of its securities that would enable the holder to exercise control of KENETECH.

   In consideration of the fairness of the Offer and the Merger to the Public Stockholders, Parent, Purchaser, VAC and Mr. Lerdal did not consider the liquidation value of the Common Stock in light of the difficulty associated with assigning values to the Company's current investments. Although KENETECH's liquidation value was never quantified, Parent, Purchaser, VAC and Mr. Lerdal believe that the Per Share Amount is in excess of KENETECH's liquidation value since KENETECH's principal assets (other than cash and cash equivalents) would not result in any significant gains on liquidation and most would likely result in the realization of an amount that is less than their recorded value.

   5. Interests of Certain Persons in the Offer and the Merger

   The discussion set forth in "Special Factors--Interests of Certain Persons in the Offer and the Merger" is hereby amended and supplemented as follows:

   The following information is hereby added to page 18 of the Offer to Purchase immediately following the second full paragraph thereon:

     Dr. Christenson is a defendant in Kohls v. Duthie. If the Merger is consummated, the plaintiffs may lose standing to pursue the action. The Board considered Dr. Christenson's status as a defendant in Kohls v. Duthie when he was appointed to the Special Committee. The Special Committee again considered this fact during its deliberations, considered the indemnity and exculpatory rights of Dr. Christenson, and, based upon the advice of PAC, determined that the plaintiffs were unlikely to succeed. Accordingly, the Board and the Special Committee concluded that Dr. Christenson's status as a defendant would not influence his objectivity or compromise his duties and obligations as a member of the Special Committee in any material respect. Dr. Christenson's status as a defendant in the action was a factor considered by the Special Committee in insisting as a condition to KENETECH's obligation to consummate the potential acquisition that at least a majority of the outstanding shares, other than the shares held by Mr. Lerdal, be tendered in the Offer. For additional information regarding this pending litigation, see "Certain Legal Matters and Regulatory Approvals" included in this Supplement.

   The sixth paragraph on page 18 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     It is anticipated that immediately following the Merger VAC will own 865,214 shares of Parent common stock, or approximately 64.7% of the outstanding common stock, and Mr. Lerdal will own 472,803 shares of Parent common stock, or approximately 35.3% of the outstanding common stock. Such ownership of shares will represent all of the outstanding shares of Parent common stock.

   6. Reports, Opinions, Appraisals and Negotiations

   The discussion set forth in "Special Factors--Reports, Opinions, Appraisals and Negotiations" is hereby amended and restated in its entirety to read as follows:

   The following information (other than the information concerning Parent, Purchaser or VAC, including the information set forth under the heading "Astoria Viability Report") has been provided to Purchaser by KENETECH:

Opinion of Houlihan Lokey

   The Special Committee retained Houlihan Lokey to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to whether the consideration to be received by KENETECH's stockholders, except Mr. Lerdal, in connection with the Offer and the Merger, is fair to such stockholders from a financial point of view. At the October 25, 2000 meeting of the Special Committee, Houlihan Lokey presented its analysis as hereinafter described and delivered its oral opinion (subsequently confirmed in writing) that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the Special Committee, the consideration to be received by KENETECH's stockholders (except Mr. Lerdal) in connection with the Offer and the Merger is fair to such stockholders from a financial point of view.

   The preparation of a fairness opinion is a complex process and is not necessarily conducive to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies and approaches utilized by Houlihan Lokey in its evaluation of KENETECH in connection with the Offer and the Merger, but does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusions reached by Houlihan Lokey, nor does it purport to be a complete description of its presentation. Houlihan Lokey believes, and so advised the Special Committee and the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it (without considering all factors and analyses) could create an incomplete view of the process underlying Houlihan Lokey's analyses and opinions.

   The complete text of Houlihan Lokey's written opinion as presented to the Special Committee and the Board is attached as Annex A to the Offer to Purchase. The summary of the opinion set forth below is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the factors considered, the assumptions made, and the limitations on the analysis undertaken by Houlihan Lokey. Houlihan Lokey's written opinion is for the information and assistance of the Special Committee and the Board, and does not constitute a recommendation as to whether any holder of Common Stock should accept the Offer or as to how any holder of Common Stock should vote with respect to the Merger. A copy of the presentation Houlihan Lokey gave to the Special Committee and the Board is attached as an exhibit to the Schedule TO. Houlihan Lokey has consented to the inclusion of its opinion as an attachment to the Offer to Purchase and the
Schedule 14D-9 and to the references to its opinion contained therein and in this Supplement.

   Houlihan Lokey's opinion does not address the Special Committee's, the Board's or KENETECH's underlying business decision to proceed with the Offer and the Merger. Houlihan Lokey has not been requested to, and did not, participate in the process to explore strategic alternatives for KENETECH nor did it actively solicit third party indications of interest in acquiring all or any part of KENETECH.

   In connection with the preparation of its opinion, Houlihan Lokey made such reviews, analyses and inquiries as its representatives deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

  . reviewed KENETECH's annual reports on Form 10-K for the fiscal years ended 1995 through 1999, the quarterly reports on Form 10-Q for the two quarters ended June 30, 2000 and KENETECH's financial statements for the period ended September 30, 2000, which KENETECH's management has identified as being the most current financial statements available;

  . met with certain members of KENETECH's management, auditors and tax advisors, and management of Astoria Energy, LLC, an electric generating company in which KENETECH has invested funds on a minority interest basis, to discuss the operations, financial condition, future prospects and projected operations and performance of KENETECH and Astoria Energy, LLC, respectively;

  . discussed the operations, financial condition, future prospects and projected operations and performance of certain companies in which KENETECH has invested (the "Company Investments") with KENETECH's management and certain members of the senior management of various Company Investments;

  . reviewed the Merger Agreement and the letter from KENETECH, dated October 25, 2000 (the "Company Letter");

  . reviewed financial statements and forecasts and projections for certain of the Company Investments;

  . reviewed the historical market prices and trading volume for KENETECH's Common Stock;

  . reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to KENETECH and the Company Investments;

  . reviewed various documents relating to KENETECH and the Company Investments, including publicly-filed applications to state regulatory agencies relating to electric generating facilities, loan agreements, credit agreements, security agreements, limited guarantees, warrant purchase agreements, partnership agreements, business plans, insurance policies and related business correspondence;

  . reviewed various documents provided by counsel to the Special Committee relating to the cause of action filed in the Delaware Court of Chancery styled Kohls v. Duthie, et at., and relied on the views expressed by counsel to the Special Committee with respect to it; and

  . conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

   In assessing the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal) in the Offer and the Merger, Houlihan Lokey independently valued KENETECH and the Company Investments using widely accepted valuation methodologies. The consideration to be paid by Purchaser in the Offer and the Merger was determined through negotiations between the Special Committee and Purchaser. Houlihan Lokey assisted the Special Committee in evaluating the terms of the Offer and the Merger.

 Assessment of KENETECH's Stock Price

   Houlihan Lokey analyzed the trading volume and the trading prices of the Common Stock over the past twelve months. Based on these analyses, Houlihan Lokey observed that: (i) KENETECH's market capitalization is small; (ii) the Common Stock is thinly traded; and (iii) KENETECH has no analyst coverage.

 Analysis of Control Premiums

   The analysis of control premiums involved the application of control premium evidence using a comparable transactions approach to KENETECH's unaffected stock price. The unaffected stock price for KENETECH is considered to be the closing trading price for the five days prior to the initial public announcement of the Merger Agreement. KENETECH's largest investments are in the power generation industry. Therefore, Houlihan Lokey examined the control premiums in the following broad categories: the electric, gas, water and sanitary services industry, the energy services industry, and all industries. Houlihan Lokey examined these broad industry classifications as opposed to reviewing any specific transaction. The control premium comparables for the latest twelve-month period included:

  . one transaction in the energy services industry (as further described in Exhibit A attached hereto);

  . twenty-two transactions in the electrical, gas, water and sanitary industry (as further described in Exhibit A attached hereto); and

  . 823 U.S. acquisitions overall (a detailed schedule of which has been filed as an exhibit to the Schedule TO),

and such control premiums were 23.0%, 33.3% and 40.5%, respectively. Applying this range of control premiums to the unaffected stock price of KENETECH yielded an implied value range for the Common Stock of $0.87 to $1.00 per Share. Based on the unaffected stock price of KENETECH and the Per Share Amount of $1.04, the implied control premium is 46.5%.

 Adjusted Net Asset Value Approach

   As part of its analysis, Houlihan Lokey completed an independent valuation of KENETECH using the adjusted net asset value approach. This was the primary methodology used by Houlihan Lokey to value KENETECH. The adjusted net asset value approach focuses on individual asset and liability values, as reported on KENETECH's balance sheet, and as adjusted to fair market value. This going-concern approach is appropriate in instances where the subject company invests heavily in tangible assets, identifiable assets and investments, or where operating earnings are insignificant relative to the value of the underlying assets.

   KENETECH's assets consisted primarily of cash, traded debt securities, advances and various investments (which are principally minority interest investments in privately-held companies and investments in venture funds). Cash and traded debt securities were adjusted to reflect cash outflows subsequent to the September 30, 2000 balance sheet date and were otherwise valued at book value. Advances and the Company Investments were valued using the prior transactions and discounted cash flow approaches (which approaches are described in more detail below).

   KENETECH's liabilities consisted primarily of accounts payable, accrued liabilities and other long-term liabilities. The accounts payable and accrued liabilities were adjusted to reflect post-balance sheet transactions and were otherwise valued at book value. The Deferred Benefit for Deconsolidated Subsidiary Losses liability (reported in the long-term liabilities section) was adjusted to market value based on discussions with KENETECH's advisors and by using the discounted cash flow approach.

   Houlihan Lokey examined the assets and liabilities on the most current balance sheet available and adjusted the reported value, where appropriate, to reflect a range of the fair market values of such assets or liabilities. The aggregate market value of the liabilities was subtracted from the aggregate fair market value of the assets to arrive at the adjusted net asset value. Further adjustments were made to net asset value to deduct the present value of the costs of managing the assets and to deduct the associated taxes on appreciated assets, as determined in Houlihan Lokey's valuation.

   One or both of the following two approaches (the prior transactions approach and the discounted cash flow approach) were used to arrive at indications of fair market value for each of the Company Investments. From these two approaches, a range of indicated fair market values was determined for each of the Company Investments. The reported book value for such Company Investments was then adjusted to reflect the concluded range of fair market values for each of the Company Investments. In this manner, Houlihan Lokey adjusted the reported book value of the Company Investments and other assets to fair market value and then aggregated the overall adjusted market value of KENETECH's assets (as discussed above). A discussion of these valuation approaches follows.

 Prior Transactions Approach

   The prior transactions approach examines prior stock transactions for the companies or securities being valued. This approach was highly relevant to most of the Company Investments for which no public market existed and because most of KENETECH's investments were made in the nine months prior to the date of Houlihan Lokey's opinion. The prior transactions approach demonstrates what a third party might be willing to pay for the securities of a company in an arms-length transaction. Based on discussions with KENETECH's management and the management of several of the Company Investments, Houlihan Lokey calculated implied equity values for select Company Investments based on prior rounds of financing or capital raised, and third party indications of interest in such Company Investments. In valuing each of the Company Investments, the prior transactions approach was considered.

 Discounted Cash Flow Approach

   The discounted cash flow approach utilizes projections prepared by the respective managements of certain of the Company's Investments, and discounts such projections of future earnings to the present. Specifically, Houlihan Lokey received the following:

  . SCS Energy, LLC provided Houlihan Lokey with cash flow projections with regard to certain aspects of Astoria Energy LLC's future business operations.

  . OSB Chateaugay LLC's management provided Houlihan Lokey with cash flow projections with regard to certain aspects of its future business operations.

  . Sage Systems, Inc.'s management also provided Houlihan Lokey cash flow projections with regard to certain aspects of its future business operations.

   The projected cash flows were analyzed on a "leveraged" basis (after cash payments to interest-bearing debt investors) in order to develop a valuation for such investments. A provision for the value of these Company Investments at the end of the forecast period, or terminal value, based on after-tax earnings was also made. The present value of the interim cash flows and the terminal value were determined using a risk-adjusted rate of return or "discount rate." This discount rate, in turn, was developed through an analysis of rates of return on alternative investment opportunities in companies with similar risk characteristics as the Company Investments being valued. In determining the value of certain Company Investments using the discounted cash flow approach, Houlihan Lokey utilized the exit multiple method by capitalizing the earnings for the final projection period at an appropriate price-to-earnings multiple to determine the terminal value. Houlihan Lokey used the discounted cash flow approach for certain of the Company Investments for which forecasts were obtained from management.

 Summary

   The indicated ranges of values for KENETECH's investments analyzed by Houlihan Lokey, pursuant to the approaches described above, is attached hereto as Exhibit B. Also, based on the approaches described above, the per Share equity value of KENETECH was in the range of $0.96 to $1.13.

 Fairness Analysis

   To determine the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal) from a financial point of view, Houlihan Lokey reviewed the Per Share Amount to be paid in the Offer and the Merger. Houlihan Lokey concluded that the Per Share Amount of $1.04 per share was within the concluded per Share equity value range of $0.96 to $1.13.

 Assessment of KENETECH's Strategic Alternatives to the Offer and the Merger

   In evaluating the fairness of the consideration to KENETECH's stockholders (other than Mr. Lerdal), from a financial point of view, Houlihan Lokey qualitatively considered the expected value to the stockholders of completing the Offer and the Merger and certain alternatives to the Offer and the Merger.

   In the course of working for the Special Committee, Houlihan Lokey held discussions with KENETECH's representatives and reviewed the materials and information provided by KENETECH with respect to

KENETECH's strategic alternatives and, for purposes of issuing an opinion, considered the following strategic alternatives:

  .  maintaining the status quo;

  .  sale of KENETECH to a strategic buyer;

  .  strategic acquisitions by KENETECH;

  .  sale of KENETECH to a financial buyer; and

  .  liquidation.

   The assessment of strategic alternatives included a qualitative assessment of the valuation impact of the Offer and the Merger relative to the alternatives considered by Houlihan Lokey. The analysis did not quantify the valuation impact because, in the opinion of Houlihan Lokey, it was not feasible to so quantify this impact (due to the significant number of non-quantifiable variables).

   Houlihan Lokey's qualitative analysis of KENETECH maintaining status quo in its operations considered the following factors: that its stockholders would retain the upside and the risk of KENETECH's operations; that KENETECH would continue to operate and invest in power related development projects, and perhaps non-power related investments for which KENETECH has little historical experience; that KENETECH's investment in the Astoria Energy, LLC project is subject to significant milestone risks; that the usefulness of KENETECH's existing NOL carryforwards is limited by its limited profitability and would be useful largely in the context of asset sales; that KENETECH has a significant contingent long term liability on its balance sheet that KENETECH and its advisors reviewed and considered to be appropriately provided for under GAAP; that Houlihan Lokey relied on KENETECH advisors in determining the value of this liability; that the impact of Kohls v. Duthie is not entirely clear; and, finally, that KENETECH's shares are thinly traded.

   Houlihan Lokey's qualitative analysis of the sale of KENETECH to VAC considered, among the other issues discussed in this filing, the following factors: that VAC's Offer provides liquidity to KENETECH's stockholders at a substantial premium to the current trading price of KENETECH's stock; that VAC would assume the risk of all liabilities and upside return of KENETECH's investments; and that the Offer is all cash, significantly reducing financing risk.

   Houlihan Lokey's qualitative analysis of the sale of KENETECH to another strategic buyer considered the following factors: that there are relatively few strategic buyers for a group of assets as diverse in nature as KENETECH's; that KENETECH's most significant strategic asset is the Astoria Energy, LLC project and discussions with likely strategic acquirors with respect to this asset have been preliminary, with no indication of value or ownership; that the time required to find an alternative buyer and to secure a better offer for KENETECH is uncertain; that KENETECH has not recently received other indications of interest, either orally or in written form, prior to the VAC Offer; that KENETECH has publicly disclosed that it is evaluating all strategic alternatives available to it; that KENETECH has a substantial contingent liability on its balance sheet that may make it unattractive to certain potential buyers; and that all of KENETECH's investments are minority interest investments in privately held entities, which may also make it unattractive to certain potential buyers.

   Houlihan Lokey's qualitative analysis of KENETECH with respect to possible strategic acquisitions considered that, as size is becoming an increasingly more important factor in the ability to compete in the independent power industry, KENETECH does not have the resources to be able to effect sufficient strategic acquisitions to reach critical mass.

   Houlihan Lokey's qualitative analysis of the sale of KENETECH to a financial buyer considered the following factors: that KENETECH has diverse minority investments in privately held entities, which may make it unattractive to certain potential buyers; that financial buyers may be interested in the speculative nature of the Astoria Energy, LLC investment; that KENETECH has a substantial contingent liability on its balance sheet that may make it unattractive to certain potential buyers; that KENETECH publicly disclosed that it is evaluating its strategic alternatives; that KENETECH has not recently received other indications of interest, either orally or in written form, prior to the VAC Offer; and that the time required to find an alternative buyer and to secure a better offer for KENETECH is uncertain.

   The final alternative Houlihan Lokey qualitatively considered, the liquidation of KENETECH's assets, resulted in a likely per share value lower than the consideration offered by VAC, and did not therefore appear to maximize stockholder value.

   In connection with the preparation and delivery of its opinion to the Special Committee and the Board, Houlihan Lokey performed a variety of financial and comparative analyses, as described above. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis, and the application of those methods to the particular circumstances. Furthermore, in arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of KENETECH.

   In arriving at its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared and reflected the best currently available estimates of the future financial results and condition of KENETECH and the Company Investments, where applicable. Houlihan Lokey also assumed that, except to the extent provided for in the Company Letter, there had been no material change in the assets, financial condition, business or prospects of KENETECH and the Company Investments, where applicable, since the date of the most recent financial statements made available to Houlihan Lokey. Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to KENETECH and the Company Investments, and did not assume any responsibility with respect to such information. Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties, assets or liabilities of KENETECH and the Company Investments. Houlihan Lokey's opinion was necessarily based on business, economic, market and other conditions as they existed and could be evaluated by it at the date of its opinion letter. Accordingly, although subsequent developments may affect its opinion, Houlihan Lokey has not assumed the obligation to update, revise or reaffirm its written opinion dated as of October 25, 2000.

   Houlihan Lokey's opinion and presentation are directed to the Special Committee and the Board, address only the fairness of the consideration to be received by KENETECH's stockholders (other than Mr. Lerdal) in the Offer and the Merger and do not address the relative merits of the Offer and the Merger, any other matter provided for or contemplated by the Merger Agreement or any other transaction that may have been available as an alternative to the Offer and the Merger, whether or not any such alternative could be or could have been achieved, or the terms upon which any such alternative transaction could be or could have been achieved. Further, Houlihan Lokey's opinion addresses only issues related to the fairness, from a financial point of view to KENETECH's stockholders (except Mr. Lerdal), of the consideration to be received, and Houlihan Lokey does not express any views on any other terms of the Merger Agreement, or any other agreement. In addition, Houlihan Lokey has assumed that in the course of obtaining the necessary regulatory and third party consents for the Offer and the Merger, no delay or restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the Offer and the Merger.

   The opinion of Houlihan Lokey and its presentation to KENETECH's Special Committee and the Board constituted only one of a number of factors taken into consideration by the Special Committee and the Board in making their respective recommendations and determinations to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Houlihan Lokey's opinion and presentation do not constitute a recommendation to the Special Committee, the Board or any stockholder of KENETECH as to whether the stockholders should tender their shares in the Offer or how the Special Committee, the Board or the stockholders should vote with respect to any matter relating to the Offer and the Merger, and do not address the underlying business decisions of the Special Committee and the Board to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger.

   Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. The Special Committee selected Houlihan Lokey because of its industry experience and expertise in performing valuation and fairness analyses. Houlihan Lokey does not beneficially own, nor has it ever beneficially owned, any interest in KENETECH.

   Materials summarizing Houlihan Lokey's analyses were presented to the Special Committee and the Board on October 25, 2000. Parent has filed these materials with the Commission as an exhibit to the Schedule TO. Copies of these materials are available for inspection and copying at KENETECH's principal executive offices, during regular business hours, by any interested KENETECH stockholder or representative who has been so designated in writing. You may also obtain these materials from the SEC in the same manner as set forth for KENETECH's SEC filings in "The Tender Offer--Certain Information Concerning KENETECH."

 Fees and Expenses

   The Special Committee retained Houlihan Lokey pursuant to a letter agreement, dated August 24, 2000. The Special Committee retained Houlihan Lokey to assist it in evaluating the terms of the Offer and the Merger and to render an opinion as to the fairness of the consideration to be received by KENETECH's stockholders (except for Mr. Lerdal) in connection with the proposed transaction and, additionally, to assist the Special Committee in reviewing and negotiating the financial structure and terms of the Offer and the Merger, and to provide assistance in connection with defining, from a financial point of view, strategic and financial objectives. Pursuant to the engagement letter, KENETECH agreed to pay Houlihan Lokey $350,000 for its services. KENETECH made a partial payment of $150,000 when it signed the engagement letter, and the remaining $200,000 was paid shortly after Houlihan Lokey issued its opinion on October 25, 2000. KENETECH also paid Houlihan Lokey's travel and out-of-pocket expenses (including reasonable fees and expenses of legal counsel) through October 30, 2000. KENETECH also agreed in the letter agreement to indemnify Houlihan Lokey and its employees, agents, officers, shareholders and persons who control Houlihan Lokey against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Houlihan Lokey's engagement. In June 1996, Houlihan Lokey was retained by an unofficial committee of KENETECH's 12 3/4% senior secured noteholders (which notes were satisfied and discharged in 1998) to provide financial advisory services for the benefit of such committee and Houlihan Lokey received compensation for such services. Although KENETECH was a party to the agreement between the unofficial committee and Houlihan Lokey, this past engagement is unrelated to the Offer and the Merger.

Astoria Viability Report

   In connection with VAC's due diligence investigations of KENETECH, VAC retained Navigant Consulting, Inc. ("Navigant") to generate a report assessing the feasibility of developing the proposed Astoria Energy Project, a 1,000 MW natural gas-fired combined cycle facility to be located near New York City (the "Astoria Project"). KENETECH currently is a party to funding and participation agreements with Astoria Energy, LLC with respect to the Astoria Project. The Astoria Project would be located adjacent to the existing Astoria Generation Station, now owned by Orion Power Holdings, in Queens, New York. The Astoria Project is projected to enter commercial operation in 2003 with the output being sold into the regional power market, either through bilateral contract arrangements or spot sales. In general, the report provided an overview of the New York bulk power market; an assessment of the Astoria Project, based on information contained in its application to the New York Public Service Commission ("PSC") for the necessary permits to begin the construction of the facility; and a market price forecast and related financial assessment for the project for several likely outcomes. In addition, Navigant provided an assessment of the proposed fuel supply plan for the project and a benchmark of the capital cost for the construction of the project.

   The report concluded that the New York power market has undergone significant change as historically integrated utility functions have been unbundled, and the generation and power supply components have been deregulated and opened to competitive forces, which has fundamentally changed the dynamics governing the revenue streams that will be earned by merchant power generation resources such as the Astoria Project. The focus of Navigant's analysis was to assess the feasibility of several aspects of the project and to provide a projection of revenues that the Astoria Project will likely earn for sales into the New York City area of the New York power market. This projection was prepared based on market fundamentals in the context of the market transformation that has taken place and will continue to evolve within New England. The report documented the methodology/approach, underlying assumptions, and results of Navigant's analysis. Navigant's analysis was based on regional demand and energy forecasts, actual utility hourly load profiles, fuel price forecasts, generating plant ratings and other pertinent generating unit operating parameters.

   Navigant's due diligence assessment of the Astoria Project was broad, covering many areas associated with the project's development. No significant limitations were placed on Navigant's scope of investigation or analysis. As a result of its analysis, Navigant reached the following conclusions as they relate to the New York energy market and the Astoria Project:

  . Based on the implementation of restructuring in the New York Power market, the state has been subdivided by the PSC into 11 transmission zones, reflecting significant transmission limitations across the system. The Astoria Project is located in a zone that includes New York City.

  . The New York power market has been restructured to include a spot energy market that is determined based on locational-based marginal pricing. As such, the spot market transactions are settled at the market-clearing price for numerous points on the transmission system, reflecting the different marginal costs of supplying energy at various locations when the transmission system is constrained. Based on the significant transmission constraints that exist between Astoria's zone and other zones, the energy prices in the New York City area are somewhat higher than most other areas in the state, reflecting older, more expensive, and less efficient generation setting the clearing price.

  . Reliability requirements established by the New York State Reliability Council ("NYSRC") have established locational-based capacity requirements for the New York City and Long Island regions. These reliability requirements create an immediate need for new capacity within the zones covering New York City, and provide a significant penalty for not meeting this requirement.

  . The proposed Astoria Project was projected by Navigant to earn an after-tax return of between 13% and 19%. However, this estimate was a function of future market pricing, fuel prices, locational-based installed capacity requirements, and the amount and timing of new entrants within Astoria's zone.

  . There is adequate up-stream gas supply available to support the project. However, pipeline capacity is currently constrained, and would require a commitment for up-stream construction to alleviate these constraints. Local pipeline construction to the facility would also be required. There are several options available to the project. Unfortunately, each will be expensive based on the urban location of the project.

  . The Astoria Project would be one of the most expensive projects of its size in the region. However, the project is believed to be reflective of costs for land and construction in the New York City area. The capital cost estimate seems to be consistent with another project on Long Island; however, more research would need to be done in this area to confirm this higher price.

  . Navigant's initial review identified several areas of concern related to environmental modeling, construction of the facility, and construction financing. The report noted that the application for construction permits filed by Astoria Energy with respect to the Astoria Project was found to be incomplete by the PSC, which cited several areas of concern. Navigant predicted that the project could correct the deficiencies in its application within 6-12 months time.

   Navigant is a global provider of management consulting and professional services to clients in a wide variety of industries. Navigant is recognized as having developed significant expertise in the areas of energy, healthcare, insurance, pharmaceuticals and utilities. VAC selected Navigant for this assignment based principally on Navigant's reputation in the energy industry and Mr. Ubben's prior experience with such firm. VAC agreed to pay Navigant a fee of $10,000 plus 1% of the net proceeds, if any, received by VAC from the Astoria Project, assuming VAC completed the acquisition of KENETECH.

   The Navigant report was not prepared with a view to public disclosure and is included herein only because such report was prepared for VAC in connection with a "going-private" transaction. The conclusions reached by Navigant are based on numerous assumptions and projections, many of which may turn out to be incorrect. Navigant's report was prepared for the information and assistance of VAC only and does not constitute a recommendation as to whether any holder of Common Stock should accept the Offer or as to how a holder of Common Stock should vote with respect to the Merger.

   The above summary is qualified in its entirety by references to the complete text of the report, a copy of which is incorporated herein by reference and a copy of which had been filed with the Commission as an exhibit to the Schedule TO to which this Supplement is an exhibit. This report may be examined and copies may be obtained in the manner set forth in Section 8 of the Offer to Purchase. In addition, this report will be made available for inspection and copying at KENETECH's principal executive office during its regular business hours by any interested Public Stockholder or representative who has been so designated in writing.

                               THE TENDER OFFER

   1. Terms of the Offer

   The following discussion set forth in "The Tender Offer--Terms of the Offer" is hereby amended and supplemented as follows:

   The second paragraph on page 25 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION, AND CERTAIN OTHER CONDITIONS AS SET OUT IN SECTION 12 BELOW. THE MERGER AGREEMENT AND THE OFFER MAY BE TERMINATED BY PURCHASER AND PARENT SHOULD ANY OF THE EVENTS SET FORTH IN SECTION 12 OCCUR. SEE
  SECTION 12.

   The third paragraph on page 25 of the Offer to Purchase is hereby amended and supplemented by adding the following information at the end thereof:

  If presented with a request to waive the Minimum Condition, KENETECH will consider the facts and circumstances at the time of the request. However, KENETECH will not approve, and Parent agrees that it will not request that KENETECH approve, a reduction in the triggering percentage for the Minimum Condition to below 50% in order to ensure that, as a condition to KENETECH's obligation to consummate the Offer and the Merger, at least a majority of the outstanding shares, other than the shares held by Mr. Lerdal, be tendered in the Offer.

   8. Certain Information Concerning KENETECH

   The section referred to as "The Tender Offer--Certain Information Concerning KENETECH" is hereby amended and supplemented as follows:

   The following information is added before the first paragraph on page 35 of the Offer to Purchase:

   Preliminary Estimate of Net Cash Flows. In the course of discussions giving rise to the Merger Agreement, Mr. Lerdal furnished to VAC certain financial information that was not publicly available. The non-public information provided by Mr. Lerdal included his preliminary estimate of the net cash he asserted KENETECH's eight largest investments could generate over the next four years. KENETECH does not as a matter of course publicly disclose estimates as to future results. These estimates were not prepared for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the American Institute of Certified Public Accountants guide for Prospective Financial Statements. Such information is being included in this Supplement solely because it was furnished to us in connection with the discussions giving rise to the Merger Agreement. We believe that the information was presented in a manner designed to persuade us that we should raise our offer price. As a result, we did not consider the information reliable and did not rely on such information in ultimately deciding to increase our price offered for the Common Stock. Furthermore, we believe that the information was incomplete since it did not address in any comprehensive manner KENETECH's existing contingent liabilities.

   The independent accountants of KENETECH have neither examined nor compiled the financial information set forth below and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of such independent accountants incorporated by reference in the Offer to Purchase relate to the historical financial information of KENETECH and do not extend to the following financial information and should not be read to do so.

   THE INFORMATION SET FORTH BELOW NECESSARILY REFLECTS NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND KENETECH'S OR OUR CONTROL, MAY NOT BE APPARENT ON THE FACE OF THE

ASSUMPTIONS AND DO NOT TAKE INTO ACCOUNT ANY CHANGES IN KENETECH'S OPERATIONS OR CAPITAL STRUCTURE WHICH MAY RESULT FROM THE OFFER AND THE MERGER. IN ADDITION, FACTORS SUCH AS INDUSTRY PERFORMANCE AND REGULATORY AND FINANCIAL CONDITIONS, WHICH ARE DIFFICULT TO PROJECT, MAY CAUSE THIS INFORMATION OR THE UNDERLYING ASSUMPTIONS TO BE INACCURATE. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING SUCH FINANCIAL INFORMATION WILL BE VALID. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE ESTIMATES WILL BE REALIZED, AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE ESTIMATES. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT WE, KENETECH OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF PARENT, PURCHASER, VAC OR ANY OF THEIR RESPECTIVE REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, OR COMPLETENESS OF SUCH FINANCIAL INFORMATION, AND KENETECH HAS MADE NO REPRESENTATION TO SUCH PARTIES REGARDING SUCH INFORMATION.

                                                          Realization Period
                                                      --------------------------
                                                       2001    2002   2003  2004
                                                      ------- ------ ------ ----
                                                            (in thousands)
Net cash flow(1)..................................... $10,350 $9,950 $1,500 $500

--------
(1) Represents preliminary estimates of the aggregate net cash return from KENETECH's eight largest investments. Assumes operating expenses of $1.0 million in each of 2001, 2002 and 2003. The estimated net cash flows do not give effect to many of KENETECH's existing contingent liabilities.

   9. Certain Information Concerning Purchaser and Parent

   The section referred to as "The Tender Offer--Certain Information Concerning Purchaser and Parent" is hereby amended and supplemented as follows:

   The fourth paragraph on page 35 of the Offer of Purchase is hereby amended and restated in its entirety to read as follow:

     ValueAct Capital Partners, L.P., a limited partnership organized under the laws of Delaware, owns the voting equity securities of Parent. Parent's equity securities will be owned after the Merger by VAC and Mr. Lerdal, who has agreed to contribute the Contribution Shares to Parent. The principal executive offices of ValueAct Capital Partners, L.P. are located at One Maritime Plaza, Suite 1400, San Francisco, California 94111, and its telephone number is (415) 362-3706.

   The following information is added to page 35 of the Offer to Purchase immediately following the fourth paragraph thereon:

     VA Partners, L.L.C., a limited liability company organized under the laws of Delaware, is the sole general partner of ValueAct Capital Partners, L.P. The principal executive offices of VA Partners, L.L.C. are located at One Maritime Plaza, Suite 1400, San Francisco, California 94111 and its telephone number is (415) 362-3706.

   12. Certain Conditions of the Offer

   The section referred to as "The Tender Offer--Certain Conditions of the Offer" is hereby amended and supplemented as follows:

   The third paragraph on page 43 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

   The first full paragraph on page 44 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, and other than with respect to the Minimum Condition (the waiver of which also requires the consent of KENETECH), be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion prior to the Expiration Date. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

   13. Certain Legal Matters and Regulatory Approvals

   The section referred to as "The Tender Offer--Certain Legal Matters and Regulatory Approvals" is hereby amended and supplemented as follows:

   The following information is added as the final paragraphs of such section:

   Litigation. On November 9, 2000, Robert L. Kohls and Louise A. Kohls (the "Plaintiffs") moved to file a second amended and supplemental complaint (the "Second Amended Complaint") in an action pending in the Court of Chancery of the State of Delaware in and for New Castle County (the "Chancery Court") styled Kohls v. Duthie, et al. (the "Action"). The Second Amended Complaint names Gerald R. Morgan, Jr., Michael D. Winn, and KENETECH as additional defendants. KENETECH previously was a nominal defendant. The first cause of action of the Second Amended Complaint sets forth all of the allegations and seeks all of the relief set forth in the Plaintiffs' first amended complaint. The first cause of action of the Second Amended Complaint is purportedly brought as a derivative action on behalf of KENETECH. The second cause of action of the Second Amended Complaint seeks to enjoin preliminary and permanently the consummation of the Merger Agreement.

   As it pertains to the Merger Agreement, the Second Amended Complaint alleges in substance the following:

  . that the Offer and the Merger are the result of an unfair process, and will constitute an unfair transaction to the KENETECH stockholders;

  . that Charles Christenson, one of the members of the Special Committee, has, as a defendant in the Action, a personal interest in approving the Merger Agreement because the closing of the Merger would eliminate the standing of the Plaintiffs to bring the Action, and therefore the transactions contemplated by the Merger Agreement were not the product of arms-length negotiations, but instead constituted self-dealing;

  . that because Gerald R. Morgan, Jr., one of the members of the Special Committee, has, as the Chief Operating Officer of an entity in which KENETECH invests, an interest in pleasing Mr. Lerdal, and because the Offer and the Merger provide a unique benefit to Mr. Lerdal in the form of a "roll over" of his investment in KENETECH, the process whereby the Offer and the Merger were agreed to by KENETECH was unfair;

  . that the Per Share Amount of $1.04 was the product of an analysis of Houlihan Lokey that assumed the Action had no value to KENETECH, failed to investigate the Action by contacting the Plaintiffs, failed to consider that the Action is scheduled to go to trial in April 2001, and failed to evaluate independently the deferred benefit for deconsolidated losses, as a result of which the process whereby the Offer and the Merger were agreed to by KENETECH was unfair;

  . that the Per Share Amount of $1.04 fails to properly account for issues relating to the deferred benefit for deconsolidated losses and overhead costs, as a result of which the Per Share Amount is unfair;

  . that the Per Share Amount of $1.04 is based on Mr. Lerdal owning the Shares that are the subject of the Action, title to which is contested by the Action, as a result of which both the process whereby the Offer and the Merger were agreed to by KENETECH and the Per Share Amount are unfair; and

  . that the disclosures surrounding the Offer and the Merger contain material misstatements and fail to include information necessary to make the statements not misleading.

   The Plaintiffs allege that the second cause of action of the Second Amended Complaint, including the above allegations, is maintainable as a class action, and that there are questions of law and fact which are common to the KENETECH stockholders who comprise the class, including: (i) whether the transactions contemplated by the Merger Agreement are the product of a fair process and provide a fair price to the stockholders of KENETECH; and (ii) whether the materials that describe the Offer and the Merger contain any misrepresentations or fail to disclose material facts which are necessary for the disclosures that have been made to not be misleading.

   The Plaintiffs request that the Chancery Court: (i) issue a preliminary injunction enjoining the consummation of the Merger Agreement; (ii) enter a permanent injunction prohibiting the consummation of the Merger Agreement; and
(iii) award Plaintiffs their attorneys' fees, costs, and other expenses.

   Also on November 9, 2000, the Plaintiffs asked the Chancery Court to hold a scheduling conference to determine whether to schedule an expedited hearing on the Plaintiffs' application for a preliminary injunction enjoining the consummation of the Merger Agreement. On November 13, 2000, the Chancery Court held a conference and scheduled a hearing on the Plaintiffs' application for a preliminary injunction for December 5, 2000, at 3:00 p.m. E.S.T.

   KENETECH has been informed that the individual defendants intend to defend this action vigorously, and, to the extent that it does not involve derivative claims, KENETECH intends to defend this action vigorously.

   The above summary is qualified in its entirety by reference to the complete terms of the Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint, copies of which are attached as Exhibit (a)(5)(v) to Amendment No. 1 to Schedule TO and incorporated by this reference.

   Miscellaneous. Parent, Purchaser and VAC have filed with the Commission a Tender Offer Statement on Schedule TO, as amended, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act (the "Exchange Act Rules"), furnishing certain additional information with respect to the Offer which includes the information required by Schedule 13E-3. In addition, KENETECH has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, together with all exhibits thereto, pursuant to Rule 14d-9 of the Exchange Act Rules setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in "THE TENDER OFFER--Section 8. Certain Information Concerning KENETECH" of the Offer to Purchase (except that they will not be available at the regional offices of the Commission).

                                          KC MERGER CORP.

November 26, 2000

                                  SCHEDULE A

           Certain Information Concerning Purchaser, Parent and VAC

   The following information is added to page A-1 of the Offer to Purchaser immediately following the fourth paragraph thereon:

     VA Partners, L.L.C. The General Partner was formed in 2000 for the purpose of serving as the sole general partner of ValueAct Capital Partners, L.P. The founding members of the General Partner are listed above.

                                   Exhibit A

             Announced Transactions Between 10/19/99 and 10/18/00

Mergerstat Custom Report
(dated as of October 18, 2000)

                                                              Target     5 Day
Seller                                     Buyer            Industry(1) Premium
------                                     -----            ----------- -------
R&B Falcon Corp                 Transocean Sedco Forex Inc    ES         23.04%

ThermoRetec Corp                Thermo Electron Corp          EGW&SS     33.33%

E'town Corp                     Thames Water PLC              EGW&SS     30.77%

Providence Energy Corp          Southern Union Co             EGW&SS     35.74%

Valley Resources Inc            Southern Union Co             EGW&SS     32.00%

Hyder PLC                       Southern Co/PPL Corp          EGW&SS     29.83%

Virginia Gas Co                 Private Group                 EGW&SS     25.39%

Scherer Healthcare Inc          Private Group                 EGW&SS     42.86%

LG&E Energy Corp                PowerGen PLC                  EGW&SS     58.38%

Virginia Gas Co                 NUI Corp                      EGW&SS     33.33%

Bangor Hydro Electric Co        NS Power Holdings Inc         EGW&SS     73.77%

Niagara Mohawk Power Holdings
Inc                             National Grid Group PLC       EGW&SS     49.02%

Eastern Enterprises             KeySpan Corp                  EGW&SS     27.03%

GZA GeoEnvironmental
Technologies Inc                Futureco Environmental Inc    EGW&SS     16.36%

Entergy Corp                    FPL Group Inc                 EGW&SS      2.35%

GPU Inc                         FirstEnergy Corp              EGW&SS     36.76%

Berkshire Energy Resources      Energy East Corp              EGW&SS     49.02%

Coastal Corp (The)              El Paso Energy Corp           EGW&SS     33.78%

MidAmerican Energy Holdings Co  Berkshire Hathaway Inc        EGW&SS     26.85%

Union Pacific Resources Group
Inc                             Anadarko Petroleum Corp       EGW&SS     77.03%

SJW Corp                        American Water Works Co Inc   EGW&SS     28.64%

CA La Electricidad de Caracas   AES Corp                      EGW&SS    111.11%

IPALCO Enterprises Inc          AES Corp                      EGW&SS     16.93%

                                 Median,
                                  Energy
                                  Services.....
                                  23.04%

                                 Median,
                                  Electrical,
                                  Gas, Water &
                                  Sanitary
                                  Services.....
                                  33.33%


--------
(1) The term "ES" refers to Energy Services and the term "EGW&SS" refers to Electrical, Gas, Water & Sanitary Services

                                   Exhibit B

                     Indicated Ranges of Value to KENETECH

                                                         Indicated Value Range
                                                         ----------------------
                                                            Low        High
                                                         ---------- -----------
ADVANCES:
  Astoria Energy LLC.................................... $8,500,000 $ 9,000,000
  OSB Chateaugay LLC.................................... $1,300,000 $ 2,000,000
  Whinash............................................... $   99,000 $   123,000

DEBT SECURITIES:
  Indosuez Capital Funding VI, Ltd...................... $2,500,000 $ 2,500,000
  ServiSense.com, Inc................................... $  900,000 $   900,000

INVESTMENTS:
  Astoria Energy LLC.................................... $6,500,000 $10,000,000
  Francisco Partners L.P................................ $  840,000 $   840,000
  Draper Atlantic Venture Fund II, L.P.................. $  250,000 $   250,000
  Sage Systems, Inc..................................... $  500,000 $   800,000
  Odin Millennium Partnership, Ltd...................... $1,050,000 $ 1,200,000
  GenPhar, Inc.......................................... $  250,000 $   250,000
  Interactive International Commerce, Ltd............... $  150,000 $   250,000
  BreightBurn Energy Company, LLC....................... $   42,500 $    42,500

   Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of KENETECH or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer Is:
                   ChaseMellon Shareholder Services, L.L.C.

                           By Facsimile Transmission
                       (For Eligible Institutions Only)
                                (201) 296-4293
                     Attention: Reorganization Department

                             Confirm by Telephone:
                                (201) 296-4860

  By Overnight Courier:            By Mail:                   By Hand:
                           Reorganization Department Reorganization Department
Reorganization Department        P.O. Box 3301              120 Broadway
    85 Challenger Road    South Hackensack, NJ 07606         13th Floor
    Mail Stop--Reorg.                                    New York, NY 10271
Ridgefield Park, NJ 07660

                              Other Information:

   Questions or requests for assistance or additional copies of this Supplement, the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           MacKenzie Partners, Inc.

                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-Mail: Proxy@mackenziepartners.com
                                      or
                         Call Toll Free (800) 322-2885